SCHEDULE 13D
                               (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 14)*

                         ARV ASSISTED LIVING, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
                      -------------------------------
                               (CUSIP Number)

       Marjorie L. Reifenberg, Esq.               Lee S. Parks, Esq.
Lazard Freres Real Estate Investors L.L.C.    Fried, Frank, Harris, Shriver
           30 Rockefeller Plaza                      & Jacobson
         New York, New York 10020                One New York Plaza
              (212) 632-6000                   New York, New York 10004
                                                      (212) 859-8000

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communication)

                               July 11, 2002
------------------------------------------------------------------------------
          (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 2 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 3 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LF Strategic Realty Investors II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 4 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFSRI II Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 5 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFSRI II - CADIM Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 6 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lazard Freres Real Estate Investors L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 7 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lazard Freres & Co. LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 8 of 19 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFSRI II Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           750,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        750,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%

14  TYPE OF REPORTING PERSON

        OO

          This Amendment No. 14 to Schedule 13D (this "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM, LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the
Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is amended and restated as follows:

          (a), (b), (c) and (f).

          This Statement is filed by the Reporting Persons. The principal business offices of the Reporting Persons are 30 Rockefeller Plaza, New York, New York 10020.

          Prometheus was formed by LFREI as an investment vehicle to acquire the Company interests disclosed in the Initial Schedule 13D. On December 1, 1997, LFREI assigned its interest in Prometheus to LFSRI and LFSRI became the sole and managing member of Prometheus. Effective as of March 24, 1998, LFSRI assigned a portion of its interest in Prometheus to LFSRI II AP and LFSRI CADIM, and LFSRI II AP and LFSRI CADIM became managing members in addition to LFSRI.

          LFSRI II AL's activities consist principally of making the term loans to the Company and holding warrants issued by the Company. The managing member of LFSRI II AL is LFSRI. The other members are LFSRI II AP and LFSRI CADIM.

          LFSRI, LFSRI II AP and LFSRI CADIM (collectively, the "Funds") are investment partnerships formed to invest in companies active in the real estate industry. The Funds disclaim any beneficial ownership they may be deemed to have of any of the shares of Common Stock.

          LFREI is the general partner of each of the Funds. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard. The name, business address, citizenship and principal occupation or employment of each of the executive officers of LFREI are set forth in Schedule 1 hereto and are incorporated by reference herein. LFREI's investment decisions must be approved by its investment committee. The name, business address, citizenship and principal occupation or employment of each of the members of the LFREI investment committee are also set forth on Schedule 1 hereto and are incorporated by reference herein. LFREI disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

          Lazard is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. Schedule 2, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the Management Committee of Lazard is amended and restated in its entirety as Schedule 2 hereto and is incorporated by reference herein. Lazard disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

          Lazard is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Head of Lazard controls LLLC subject to the approval of certain significant matters by the Lazard Board of LLLC.
Schedule 3, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the Lazard Board of Lazard LLLC is amended and restated in its entirety as Schedule 3 hereto and is incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. Lazard, on behalf of LLLC, disclaims any beneficial ownership LLLC may be deemed to have of any of the shares of Common Stock.

          (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the individuals listed on Schedules 1, 2 or 3 of this Amendment has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to add the following:

          As previously reported in Amendment No. 10 to the Initial
Schedule 13D, pursuant to a Term Loan Agreement, dated as of April 24, 2000, LFSRI II AL agreed to make available to the Company term loans in an aggregate principal amount not to exceed $10,000,000. On April 24, 2002, LFSRI II AL and the Company entered into an Amendment to the Term Loan Agreement (the "Amendment") whereby LFSRI II AL increased the aggregate principal amount of the term loan to an amount not to exceed $11,500,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended to add the following:

          As previously reported in Amendment No. 8 to the Initial Schedule 13D, Prometheus agreed to accept the Expense Note as payment in full for certain transaction and litigation expenses owed by the Company. The Expense Note matured on April 1, 2002 and has been paid in full.

          As previously reported in Amendment No. 12 to the Initial
Schedule 13D, pursuant to an Amended and Restated Loan Agreement (the "Senior Loan Agreement"), dated as of February 8, 2001, as amended, by and among Capital Trust, Inc. (the "Senior Lender"), LFSRI II SPV REIT Corp. ("SPV") and Senior Quarters Funding Corp. ("SQFC," and together with SPV, the "Borrowers") and related loan documents, among other things, (i) SPV and SQFC borrowed $110 million from Senior Lender, (ii) Prometheus pledged all of its shares of Common Stock to Senior Lender to secure such borrowings, (iii) LFSRI II AL pledged all of its warrants to purchase Common Stock to Senior Lender to secure such borrowings, (iv) LFSRI, LFSRI II AP, LFSRI CADIM pledged all the equity interests in both Prometheus and LFSRI II AL to Senior Lender to secure such borrowings, and (v) any distributions paid with respect to the pledged collateral were required to be deposited into a deposit account with The Chase Manhattan Bank, N.A. for the benefit of Midland Loan Service, Inc., as agent for Senior Lender.

          On July 11, 2002, by and between CTMPII FC LF (MS) ("CTMPII"), SPV and SQFC entered into a loan agreement (the "Subordinate Loan
Agreement") and related documents whereby CTMPII agreed to loan an aggregate amount of up to $65 million to SPV and SQFC.

          In connection with the Subordinate Loan Agreement, pursuant to a Pledge and Security Agreement, dated as of July 11, 2002, by and among CTMPII and Prometheus (the "ARV Stock Pledge and Security Agreement"), Prometheus pledged all of its shares of Common Stock (subject and subordinate to the existing pledge to Senior Lender) to CTMPII as security for the repayment of the borrowings of SPV and SQFC under the Subordinate Loan Agreement.

          In connection with the Subordinate Loan Agreement, pursuant to a Pledge and Security Agreement, dated as of July 11, 2002, by and among CTMPII and LFSRI II AL (the "ARV Warrant Pledge and Security Agreement"), LFSRI II AL pledged all of its warrants to purchase Common Stock (subject and subordinate to the existing pledge to Senior Lender) to CTMPII as security for the repayment of the borrowings of SPV and SQFC under the Subordinate Loan Agreement.

          In connection with the Subordinate Loan Agreement, pursuant to a Pledge and Security Agreement dated as of July 11, 2002, by and between CTMPII, LFSRI, LFSRI II AP, LFSRI CADIM, Prometheus, LFSRI II AL, and Prometheus Senior Quarters LLC (the "Prometheus Pledge and Security Agreement"), LFSRI, LFSRI II AP and LFSRI CADIM pledged the entire equity interest in Prometheus, Prometheus Senior Quarters LLC and LFSRI II AL (subject and subordinate to the existing pledge to Senior Lender) to CTMPII as security for the repayment of the borrowings of SPV and SQFC under the Subordinate Loan Agreement.

          Additionally, pursuant to the Subordinate Loan Agreement and related documents, following the repayment of amounts outstanding under the Senior Loan Agreement any distributions in respect of the pledged collateral are to be deposited into a deposit account with The Chase Manhattan Bank, N.A. for the benefit of Midland Loan Services, Inc. as agent for CTMPII.

          The foregoing descriptions of the Subordinate Loan Agreement, the ARV Stock Pledge and Security Agreement, the ARV Warrant Pledge and Security Agreement, and the Prometheus Pledge and Security Agreement are not intended to be complete and are therefore qualified in their entirety by the agreements themselves, which are attached hereto as exhibits and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended to add the following:

Exhibit 1 Loan Agreement, dated as of July 11, 2002, by and between CTMPII, LFSRI II SPV REIT Corp., and Senior Quarters Funding Corp.

Exhibit 2                Pledge and Security Agreement, dated as of
                         July 11, 2002, by and among CTMPII and Prometheus Assisted Living LLC

Exhibit 3                Pledge and Security Agreement, dated as of
                         July 11, 2002, by and among CTMPII and LFSRI II Assisted Living LLC

Exhibit 4                Pledge and Security Agreement, dated as of
                         July 11, 2002, by and between CTMPII, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, LFSRI II Assisted Living LLC, and Prometheus Senior Quarters LLC

                                 SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2002


                       PROMETHEUS ASSISTED LIVING LLC

                          By: LF Strategic Realty Investors II L.P.,
                              its managing member

                              By: Lazard Freres Real Estate Investors L.L.C.
                                  its general partner

                                 By: /s/ John A. Moore
                                     --------------------------------------
                                     Name:  John A. Moore
                                     Title: Managing Principal and
                                            Chief Financial Officer


                       LF STRATEGIC REALTY INVESTORS II L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Managing Principal and
                                            Chief Financial Officer


                       LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Managing Principal and
                                            Chief Financial Officer


                       LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Managing Principal and
                                            Chief Financial Officer


                       LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Managing Principal and
                                            Chief Financial Officer


                       LAZARD FRERES & CO. LLC

                                 By: /s/ Scott D. Hoffman
                                     ----------------------------------------
                                     Name:  Scott D. Hoffman
                                     Title: Managing Director


                       LFSRI II ASSISTED LIVING LLC

                          By: LF Strategic Realty Investors II L.P.,
                              its managing member

                                  By: Lazard Freres Real Estate Investors L.L.C.
                                      its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Managing Principal and
                                            Chief Financial Officer

                                                                 SCHEDULE 1

           Executive Officers and Members of Investment Committee
           ------------------------------------------------------
               of Lazard Freres Real Estate Investors L.L.C.
               ---------------------------------------------

          Set forth below are the names of each of the executive officers and members of the investment committee of Lazard Freres Real Estate Investors L.L.C. ("LFREI") and the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.

                          LFREI EXECUTIVE OFFICERS

     Name                     Principal Occupation
     -----------------------  --------------------------------------------

     Robert C. Larson         Chairman and Managing Principal of LFREI and
                              Managing Director of Lazard Freres & Co. LLC

     Matthew J. Lustig        Managing Principal of LFREI and Managing
                              Director of Lazard Freres & Co. LLC

     John A. Moore            Managing Principal and Chief Financial Officer
                              of LFREI

     Mark S. Ticotin          Managing Principal of LFREI

     Gary Ickowicz            Principal of LFREI

     Marjorie L. Reifenberg   Principal, General Counsel and Secretary
                              of LFREI

     Douglas N. Wells         Principal of LFREI
      (citizen of Canada)

     Andrew E. Zobler         Principal of LFREI

     Henry C. Herms           Controller of LFREI

                         LFREI INVESTMENT COMMITTEE

     Name                     Principal Occupation
     -----------------------  --------------------------------------------

     Albert H. Garner         Managing Director of Lazard Freres & Co. LLC

     Steven J. Golub          Managing Director of Lazard Freres & Co. LLC

     Jonathan H. Kagan        Managing Director of Lazard Freres & Co. LLC

     Robert C. Larson         Chairman and Managing Principal of LFREI and
                              Managing Director of Lazard Freres & Co. LLC

     Matthew J. Lustig        Managing Principal of LFREI and Managing
                              Director of Lazard Freres & Co. LLC

     James A. Paduano         Managing Director of Lazard Freres & Co. LLC

     Mark S. Ticotin          Managing Principal of LFREI

     Ali E. Wambold           Managing Director of Lazard Freres & Co. LLC

                                                                 SCHEDULE 2

              Management Committee of Lazard Freres & Co. LLC
              -----------------------------------------------

          Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                       Principal Occupation
     Name                       (if other than as indicated above)
     -----------------------  --------------------------------------------

     Michael J. Castellano

     Norman Eig               Co-Chief Executive Officer of Lazard Asset
                              Management and Managing Director of Lazard
                              Freres & Co. LLC

     Steven J. Golub

     Scott D. Hoffman

     Kenneth M. Jacobs        Deputy Chairman of Lazard; and Managing
                              Director and Head of House of Lazard Freres
                              & Co. LLC

     Gary S. Shedlin

     David L. Tashjian

     Charles G. Ward, III     President of Lazard

     Ali E. Wambold

                                                                 SCHEDULE 3

                         Lazard Board of Lazard LLC
                         --------------------------

          Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

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
                             Principal Occupation and
Name                         Business Address                               Citizenship
---------------------------  ---------------------------------------------  ----------------------
Marcus Agius                 Deputy Chairman of Lazard; and Chairman        United Kingdom
                             and Managing Director of Lazard Brothers &
                             Co., Limited Lazard Brothers & Co., Limited
                             21 Moorfields
                             London EC2P 2HT
                             United Kingdom

Antoine Bernheim             Investor                                       France
                             Chairman of Assicurazioni Generali S.p.A.
                             Lazard Freres S.A.S.
                             121 Boulevard Haussmann
                             75382 Paris Cedex 08 France

Gerardo Braggiotti           Deputy Chairman of Lazard; Managing            Italy
                             Director of Lazard Freres S.A.S., Lazard
                             Freres & Co. LLC and Lazard Brothers &
                             Co., Limited; Vice Chairman of Lazard AB
                             Stockholm and Lazard & C. Srl; Member of
                             Supervisory Board of Lazard & Co. GmbH;
                             and Chairman of Lazard Asesores
                             Financieras S.A.
                             Lazard Freres S.A.S.
                             121 Boulevard Haussmann
                             75382 Paris Cedex 08 France

Michel A. David-Weill        Chairman of Lazard and Chairman of Lazard      France
                             Board of Lazard LLC
                             Lazard Freres & Co. LLC
                             30 Rockefeller Plaza
                             New York, NY  10020, USA

Jean Guyot                   Investor                                       France
                             Lazard Freres S.A.S
                             121 Boulevard Haussmann
                             75382 Paris Cedex 08 France

Kenneth M. Jacobs            Deputy Chairman of Lazard; and Managing        USA
                             Director and Head of House of Lazard Freres
                             & Co. LLC
                             Lazard Freres & Co. LLC
                             30 Rockefeller Plaza
                             New York, NY  10020, USA

Alain Merieux                President Directeur General (CEO)              France
                             BioMerieux S.A. and BioMerieux Alliance
                             69280 Marcy L'Etoile
                             France

Bruno M. Roger               Chairman and Head of House of Lazard           France
                             Freres S.A.S.
                             Lazard Freres S.A.S.
                             121 Boulevard Haussmann
                             75382 Paris Cedex 08 France

Patrick G.P. Sayer           Chief Executive Officer of Eurazeo             France
                             Eurazeo
                             3 Rue Jacques Bingen
                             75017 Paris France

Francois Voss                Managing Director of Lazard Freres S.A.S.      France
                             Lazard Freres S.A.S.
                             121 Boulevard Haussmann
                             75382 Paris Cedex 08 France

Bruce Wasserstein            Head of Lazard LLC and Chairman of the     USA
                             Executive Committee of Lazard Strategic
                             Coordination Company LLC
                             Lazard Freres & Co. LLC
                             30 Rockefeller Plaza
                             New York, NY  10020, USA

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